SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549



                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                         ANCHOR FINANCIAL CORPORATION
                               (Name of Issuer)


                                 Common Stock
                        (Title of Class of Securities)


                                 0330361-04
                               (CUSIP Number)

Check the following space if a fee is being paid with this statement   X



 1) Name and I.R.S. Identification Number of Reporting Persons.

    The Anchor Bank Employee Stock Ownership Plan - 57-0744013.

 2) Check the Appropriate Box if a Member of a Group.
   	(a)
   	(b)



 3) SEC Use.



 4) Citizenship or Place of Organization:       South Carolina



 Number of     (5) Sole Voting Power:         216,180
 Shares
 Beneficially  (6) Shared Voting Power:             0
 Owned by
 Each Report-  (7) Sole Dispositive Power:    216,180
 ing Person
 With          (8) Shared Dispositive Power:        0

 9) Aggregate Amount Beneficially Owned be Each Reporting Person: 216,180

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares:

11) Percent of Class Represented by Amount in Row (9):    8.51%

12) Type of Reporting Person:     EP

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Item 1:

	(a)  Anchor Financial Corporation

 (b)  2002 Oak Street
	     Myrtle Beach, South Carolina  29577

Item 2:

	(a)  Anchor Bank Employee Stock Ownership Plan

 (b)  2002 Oak Street
	     Myrtle Beach, South Carolina  29577

 (c)  United States

	(d)  Common Stock

 (e)  CUSIP Number: 0330361-04

Item 3:

	(a)       Broker or Dealer registered under Section 15 of the Act
	(b)       Bank as defined in Section 3(a)(6) of the Act
	(c)       Insurance Company as defined in Section 3(a)(19) of the Act
	(d)       Investment Company registered under section 8 of the
             Investment Company Act
	(e) Investment Adviser registered under section 203 of the Investment Advisors Act of 1940
 (f)   X   Employee Benefit Plan, which is subject to the provisions
             of the Employee Retirement Income Security Act of 1974
 (g)       Parent Holding Company
 (h)       Group, in accordance with Section 240.13d-1(b)(1)ii(H)


Item 4:  Ownership as of December 31, 1995

    (a)  Amount Beneficially Owned:   216,180

    (b)  Percent of Class:       8.51%

    (c)  Number of shares as to which such person has:
         (i)    sole power to vote or to direct the vote:    216,180
         (ii)   shared power to vote or to direct the vote:     0
         (iii)  sole power to dispose or to direct the disposition of: 216,180
         (iv)   shared power to dispose or to direct the disposition o:   0

Item 5:

Not applicable.

Item 6:

Not applicable.

Item 7:

Not applicable.

Item 8:

Not applicable.

Item 9:

Not applicable.


Item 10:

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 17, 1996
Date


By: /s/ Tommy E. Looper
Signature


Tommy E. Looper/Executive Vice President
Name/Title